[redacted]

SECURI 13011700 SION

SEC
Mail Processing
Section
FEB 25 2013
Washington DC
400

ANNUAL AUDITED REPORT
FORM X-17A-5
PART II

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SEC FILE NUMBER
8-68349

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Millennium Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14120 Ballantyne Corporate Place, Suite 520
(No. and Street)

Charlotte (City) North Carolina (State) 28277 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Debbie Hickey (980) 213-2311
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cherry Bekaert LLP
(Name – *if individual, state last, first, middle name*)

1111 Metropolitan Ave., Suite 1000 (Address) Charlotte (City) North Carolina (State) 28204 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Chappelle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Millennium Advisors, LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director
Title

Notary Public

BRIAN M DORING
NOTARY PUBLIC
MECKLENBURG CO., NC
MY COMMISSION EXPIRES OCTOBER 6, 2016

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MILLENNIUM ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION

As of December 31, 2012
and Report of Independent Auditors

MILLENNIUM ADVISORS, LLC
TABLE OF CONTENTS

Report of Independent Auditors

The Members
Millennium Advisors, LLC
Charlotte, North Carolina

Report on the Financial Statements

We have audited the accompanying financial statement of Millennium Advisors, LLC (the "Company"), which comprises the statement of financial condition as of December 31, 2012, and the related notes to the financial statement that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Millennium Advisors, LLC as of December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Cherry Bekaert LLP

Charlotte, North Carolina
February 8, 2013

MILLENNIUM ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

Assets		
Cash and cash equivalents	$	6,122,558
Interest-earning bank balances		107,806
Total cash and cash equivalents		6,230,364
Marketable securities owned, at market value		438,515,662
Receivable from clearing organizations		4,004,985
Other assets		339,102
Total assets	$	449,090,113
Liabilities and Members' Capital		
Securities sold not yet purchased, at market value	$	330,744,250
Payable to clearing organizations		55,820,046
Accounts payable		603,149
Accrued wages		411,512
Interest payable		3,045,000
		390,623,957
Subordinated debt, net of discount		22,613,091
Total liabilities		413,237,048
Members' capital		35,853,065
Total Liabilities and Members' Capital	$	449,090,113

The accompanying notes to the financial statement are an integral part of this statement.

Note 1—Organization and nature of operations

Millennium Advisors, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company acts solely as a dealer in fixed income products for other broker dealers and institutional accounts. The Company was organized on April 28, 2009, and began trading operations on February 24, 2010.

The Company is a North Carolina limited liability company. Members are not ultimately liable for debts, liabilities, or obligations of the Company; losses of capital; or profits solely for acting as an equity owner and not beyond the respective capital contributions of each member. Withdrawing members' ownership interests are not transferable and have no management rights. Ownership interests are transferable in accordance with the terms of the operating agreement.

Note 2—Summary of significant accounting policies

Basis of Presentation – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash and Cash Equivalents – The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Marketable Securities Owned – Marketable securities consist of fixed income securities and are generally valued at quoted market values. If a quoted market value is not available, market value is determined using quoted market prices for similar investment securities. Security transactions and any related gains or losses are recognized on the trade date. Cost is determined by the specific identification method for the purpose of computing realized gains or losses on investment securities.

Securities sold, not yet purchased consist of debt securities that the Company has sold short. In order to facilitate a short sale, the Company borrows the securities from another party and delivers the securities to the buyer. The Company will be required to cover its short sale in the future through the purchase of the security in the market at the prevailing market price and deliver it to the counterparty from which it borrowed. The Company is exposed to a loss to the extent that the security price increases during the time from when the Company borrowed the security to when the Company purchases it in the market to cover the short sale.

Income Taxes – The Company, with the consent of its members, has elected under the Internal Revenue Code to be taxed as a partnership. In lieu of corporation federal income taxes, the members of an LLC are taxed on their proportionate share of the Company's taxable income. Management has evaluated the effect of the accounting guidance provided by accounting for uncertainty in income taxes. Management has evaluated all tax positions that could have a significant effect on the financial statements and determined the Company had no uncertain income tax positions at December 31, 2012.

Note 2—Summary of significant accounting policies (continued)

Allocations and Distributions to Members – Allocation of income, losses and distributions of cash are made to the members in accordance with terms of the operating agreement and amendments entered into by the members. The allocations are based on the members' ownership interests.

Fair Value Measurements – The carrying amounts of total current assets and total liabilities, other than investment securities which are discussed in more detail below, approximates fair value because of the short term nature of these instruments or because the contractual interest rates associated with these assets or liabilities are considered to be at market rates.

Note 3—Clearing broker

In October 2012, the Company signed a fully disclosed clearing agreement with Pershing LLC ("Pershing"), pursuant to which Pershing carries the proprietary accounts of the Company and clears transactions on a fully disclosed basis, providing all processing and servicing of the Company's accounts. The agreement was subsequently approved by FINRA in November 2012 and the Company began clearing through Pershing in December 2012. Prior to clearing its trades through Pershing, the Company was operating under a clearing agreement with National Financial Services, LLC ("NFS"). Under the terms of both clearing agreements, the Company was required to maintain cash deposits of $250,000 and $150,000 with Pershing and NFS, respectively, in accordance with the terms of the clearing agreements.

The accounts maintained with Pershing and NFS (the "Clearing Brokers") are composed of funds to settle securities traded, not yet settled, and proceeds from all trade transactions. The funds in these accounts are available for the daily trading transactions initiated by the Company that are cleared through the Clearing Brokers. The accounts are also used by the Company to transfer funds to bank accounts for the administrative operations of the Company.

The Company actively trades government and corporate securities. Positions in these securities are subject to varying degrees of market and credit risk.

Market prices are subject to fluctuation and, as such, the Company is exposed to market risk. The fair value of the Company's investments will fluctuate in response to changes in market interest rates. Increases and decreases in prevailing interest rates generally translate into decreases and increases in fair values of those instruments.

Additionally, fair values of interest-rate sensitive instruments may be affected by the credit worthiness of the issuer, prepayment options, relative values of alternative investments, the liquidity of the instrument, and other general market conditions. Market risk is directly impacted by the volatility and liquidity in the markets in which financial instruments are traded. The Company monitors its exposure to market risk, or its market risk profile, on a daily basis through a variety of financial, security position, and control procedures.

Credit risk is the possibility of debt securities being downgraded by the rating agencies or going into default due to non-performance by issuers. The Company minimizes inventory credit risk by managing issuer exposure with limits determined by management. The Company's counterparty risk is minimized by trading only with institutional parties and other broker-dealers by clearing trades via the Federal Wire and the Deposit Trust Company, which ensure settlements occur simultaneously for both sides of the trade.

Note 4—Marketable securities owned and securities sold, not yet purchased

The Company has adopted the guidance provided by the Fair Value Topic of the Accounting Standards Codification, which defines fair value, establishes a framework for measuring fair value, and enhances disclosures about fair value measurements. The Company records marketable securities owned and securities sold not yet purchased at fair value but does not expand the use of fair value in any new circumstances. Fair value is defined as the exchange price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company considers that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data. The Company requires fair value measurements to be separately disclosed by level within the fair value hierarchy. The Company bases fair values on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. For assets and liabilities recorded at fair value, it is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the adopted fair value hierarchy.

Fair value measurements for assets and liabilities where there exists limited or no observable market data and, therefore, are based primarily upon estimates, are often calculated based on the economic and competitive environment, the characteristics of the asset or liability, and other factors.

Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, could significantly affect the results of current or future values.

The Company utilizes fair value measurements to determine fair value disclosures. Securities available-for-sale are recorded at fair value on a recurring basis.

The Company groups assets and liabilities at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are as follows:

Level 1 - Valuations for assets and liabilities traded in active exchange markets, such as the New York Stock Exchange. The Company has no Level 1 assets as of December 31, 2012.

Level 2 - Valuations are obtained from readily available pricing sources via independent providers for market transactions involving similar assets or liabilities. The Company's principal market for these securities is the secondary institutional markets, and valuations are based on observable market data in those markets. Level 2 securities include corporate bonds and treasury bonds as outlined below.

Level 3 - Valuations for assets and liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models, and similar techniques, and not based on market exchange, dealer, or broker-traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities. The Company has no Level 3 assets or liabilities as of December 31, 2012.

Note 4—Marketable securities owned and securities sold, not yet purchased (continued)

Marketable securities owned and securities sold, not yet purchased, at December 31, 2012, consist of the following:

Marketable securities owned at market value:

	December 31, 2012			
	Level 1	Level 2	Level 3	Total Fair Value
Corporate Bonds	$ -	$ 438,515,662	$ -	$ 438,515,662
	$ -	$ 438,515,662	$ -	$ 438,515,662

Securities sold, not yet purchased, at market value:

	December 31, 2012			
	Level 1	Level 2	Level 3	Total Fair Value
Corporate Bonds	$ -	$ 330,193,648	$ -	$ 330,193,648
Treasury Bonds	-	550,602	-	550,602
	$ -	$ 330,744,250	$ -	$ 330,744,250

During the normal course of business, the Company may sell fixed income securities not yet purchased. Since the Company will eventually purchase these securities at prevailing market prices, a risk exists due to the nature of fluctuating market prices for the securities.

Note 5—Subordinated debt and equity interests

The Company obtained subordinated debt through two rounds of financing in 2010 as follows:

On July 30, 2010, two financial institutions provided $12,000,000 respectively, to the Company through FINRA-approved subordinated debt agreements. The loans are due on August 1, 2015, and the entire amount of the loans can be prepaid two years after the agreement date and is subordinated to all secured and unsecured creditors of the Company. Additionally, on August 31, 2010, the abovementioned two financial institutions provided an additional $12,000,000, to the Company through FINRA-approved subordinated debt agreements. These loans are due on September 1, 2015 the entire amount of the loans can be prepaid two years after the agreement date and is subordinated to all secured and unsecured creditors of the Company.

On January 2, 2013, the Company repaid $5,000,000 of its subordinated debt under the loan agreements dated July 30, 2010. The repayments were done in accordance with applicable regulatory guidelines, and required approvals were obtained prior to the repayment.

Future payment of the subordinated debt is as follows:

2015	$ 19,000,000

In conjunction with the subordinated debt, the Company issued 2,312 membership units to the first institution and 599 units to the second institution. Pursuant to a discounted cash flow calculation, the Company allocated $2,600,000 to these membership units, which is recorded as a discount to the subordinated debt. At December 31, 2012, the unamortized discount was $1,386,909.

Note 6—Capital requirements

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1"). Rule 15c3-1 requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

Rule 15c3-1 further requires that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. In addition, certain advances, payment of dividends, and other equity withdrawals are subject to certain notification provisions of Rule 15c3-1. At December 31, 2012, the Company had net capital, after deducting regulatory haircuts on securities and other nonallowable assets, of $17,024,538, which exceeded its required minimum net capital by $13,262,990.

Note 7—401(k) Safe harbor plan

Effective January 1, 2010, the Company adopted its 401(k) safe harbor plan, which covers substantially all of its employees. The Company matches 100% of employee contributions up to 4% of annual income, which vests immediately.

Note 8—Commitments and contingencies

The Company currently leases office space in Charlotte, North Carolina under a two-year operating lease. On January 16, 2013, the Company signed an amendment to its existing lease agreement to expand its office space and extend the lease period by four years. Future minimum lease payments under the amended lease agreement December 31, 2012 are as follows:

2013	$	69,000
2014	$	79,700
2015	$	82,500
2016	$	85,000
2017	$	88,400

As disclosed in Note 3, the Company has clearing agreements with the Clearing Brokers. The Company terminated its clearing agreement with NFS in December 2012 and as such has no future minimum commitments under that agreement. The Company's agreement with Pershing can be terminated by either party subject to a one hundred twenty day prior written notice. If the Company terminates the agreement within six years from entering into the agreement, without reasonable cause as defined in the clearing agreement, the Company will be subject to a termination fee based on the year of termination as follows:

Year 1	$	350,000
Year 2	$	275,000
Year 3	$	200,000
Year 4	$	125,000
Year 5	$	75,000
Year 6	$	-

In the ordinary course of business, various claims and lawsuits may be brought by and against the Company. In the opinion of management, there is no pending or threatened proceeding in which an adverse decision could result in a material adverse change in the Company's financial condition or results of operations.

Note 9—Concentrations of credit risk and other business concentrations

The Company places its cash and cash equivalents on deposit with financial institutions in the United States. The Federal Deposit Insurance Corporation provides insurance coverage for up to $250,000 for substantially all depository accounts. The Company, from time to time, may have amounts on deposit in excess of the insured limits.

Note 10—Subsequent events

The Company has performed an evaluation of events that have occurred since December 31, 2012, and through February 8, 2013, and determined that there are no events that have occurred that would require recognition or additional disclosure in this financial statement.

MILLENNIUM ADVISORS, LLC

As of December 31, 2012

Cherry Bekaert LLP
CPAs & Advisors

MILLENNIUM ADVISORS, LLC

As of December 31, 2012